SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D

                 UNDER THE SECURITIES AND EXCHANGE ACT OF 1934


                    Angeles Partners XII Limited Partnership
                                (Name of Issuer)

                           Limited Partnership Units
                         (Title of Class of Securities)

                                 Not Applicable
                                 (CUSIP Number)

                              Eggert Dagbjartsson
           c/o Equity Resources Group, Incorporated, 14 Story Street,
                 Cambridge, Massachusetts 02138 (617) 876-4800
                 (Name, Address and Telephone Number of Person
               Authorized to Receive Notices and Communications)

                                April 1, 1997
            (Date of Event Which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box ( ).

NOTE: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

__________________

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                        (Continued on following page(s))

CUSIP No.  Not Applicable

1.    NAMES AND IDENTIFICATION NO. OF REPORTING PERSONS:

      Equity Resources Group, Incorporated I.R.S.# 04-2723870
      Equity Resource Cambridge Fund Limited Partnership I.R.S.#04-3189039 Equity Resource Brattle Fund Limited Partnership I.R.S.#04-3280004 Equity Resource Bay Fund Limited Partnership I.R.S.#04-3293645 Equity Resource Fund XV Limited Partnership I.R.S.#04-3182947 Equity Resource Fund XVI Limited Partnership I.R.S.#04-3223091 Equity Resource Fund XVII Limited Partnership I.R.S.#04-3274114 James E. Brooks
      Mark S. Thompson
      Eggert Dagbjartsson

2.    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)

                                                                (A) [ ]
                                                                (B) [ ]

3.    SEC USE ONLY

4.    SOURCE OF FUNDS (SEE INSTRUCTIONS)
                                  WC $344,875

5.    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
      ITEMS 2(D) OR 2(E)                                               [ ]

6.    CITIZENSHIP OR PLACE OF ORGANIZATION
      Equity Resources Group, Incorporated is a Massachusetts corporation. Equity Resource Cambridge Fund Limited Partnership is a Massachusetts limited partnership.
      Equity Resource Brattle Fund Limited Partnership is a
      Massachusetts limited partnership.
      Equity Resource Bay Fund Limited Partnership is a Massachusetts limited partnership.
      Equity Resource Fund XV Limited Partnership is a Massachusetts limited partnership.
      Equity Resource Fund XVI Limited Partnership is a Massachusetts limited partnership.
      Equity Resource Fund XVII Limited Partnership is a Massachusetts limited partnership.
      James E. Brooks is a United States citizen.
      Mark S. Thompson is a United States citizen.
      Eggert Dagbjartsson is a United States citizen.

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:


7.   SOLE VOTING POWER

     None

     CUSIP No.  Not Applicable

8.   SHARED VOTING POWER

     5 Units are held by Equity Resource Cambridge Fund Limited Partnership, a Massachusetts limited partnership, of which Equity Resources Group, Incorporated, James E. Books, Eggert Dagbjartsson and Mark S. Thompson are the general partners (the "Cambridge Fund General Partners"). Voting power with respect to such Units is shared by the Cambridge Fund General Partners as reporting persons in their capacities as general partners of such limited partnership.

     10 Units are held by Equity Resource Bay Fund Limited Partnership, a Massachusetts limited partnership, of which James E. Books, Eggert Dagbjartsson and Mark S. Thompson are the general partners (the "Bay Fund General Partners"). Voting power with respect to such Units is shared by the Bay Fund General Partners as reporting persons in their capacities as general partners of such limited partnership.

     643 Units are held by Equity Resource Brattle Fund Limited Partnership, a Massachusetts limited partnership, of which James E. Brooks, Mark S. Thompson and Eggert Dagbjartsson are the general partners (the "Brattle Fund General Partners"). Voting power with respect to such Units is shared by the Brattle Fund General Partners as reporting persons in their capacities as general partners of such limited partnership.

     25 Units are held by Equity Resource Fund XV Limited Partnership, a Massachusetts limited partnership, of which Equity Resources Group, Incorporated and Mark S. Thompson are the general partners (the "Fund XV General Partners"). Voting power with respect to such Units is shared by the Fund XVI General Partners as reporting persons in their capacities as general partners of such limited partnership.

     25 Units are held by Equity Resource Fund XVI Limited Partnership, a Massachusetts limited partnership, of which Equity Resources Group, Incorporated and Mark S. Thompson are the general partners (the "Fund XVI General Partners"). Voting power with respect to such Units is shared by the Fund XVI General Partners as reporting persons in their capacities as general partners of such limited partnership.

     2,051 Units are held by Equity Resource Fund XVII Limited Partnership, a Massachusetts limited partnership, of which Equity Resources Group, Incorporated and Eggert Dagbjartsson are the general partners (the "Fund XVII General Partners"). Voting power with respect to such Units is shared by the Fund XVII General Partners as reporting persons in their capacities as general partners of such limited partnership.

     See Item 2 below for other required information.

     9. SOLE DISPOSITIVE POWER

     None 10.

CUSIP No.  Not Applicable

10.   SHARED DISPOSITIVE POWER

      5 Units are held by Equity Resource Cambridge Fund Limited Partnership, a Massachusetts limited partnership. Voting power with respect to such Units is shared by the Cambridge Fund General Partners as reporting persons in their capacities as general partners of such limited partnership.

      10 Units are held by Equity Resource Bay Fund Limited Partnership, a Massachusetts limited partnership. Voting power with respect to such Units is shared by the Bay Fund General Partners as reporting persons in their capacities as general partners of such limited partnership.

      643 Units are held by Equity Resource Brattle Fund Limited Partnership. Voting Power with respect to such Units is shared by the Brattle Fund General Partners as reporting persons in their capacities as general partners of such limited partnership.

      25 Units are held by Equity Resource Fund XV Limited Partnership, a Massachusetts limited partnership. Voting power with respect to such Units is shared by the Fund XV General Partners as reporting persons in their capacities as general partners of such limited partnership.

      25 Units are held by Equity Resource Fund XVI Limited Partnership, a Massachusetts limited partnership. Voting power with respect to such Units is shared by the Fund XVI General Partners as reporting persons in their capacities as general partners of such limited partnership.

      2,051 Units are held by Equity Resource Fund XVII Limited Partnership, a Massachusetts limited partnership. Voting power with respect to such Units is shared by the Fund XVII General Partners as reporting persons in their capacities as general partners of such limited partnership.

      See Item 2 below for other required information.

11.   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      5 Units are held by Equity Resource Cambridge Fund Limited Partnership, a Massachusetts limited partnership, of which the reporting persons Equity Resources Group, Incorporated, James E. Books, Eggert Dagbjartsson and Mark S. Thompson are the general partners.

      643 Units are held by Equity Resource Brattle Fund Limited Partnership, a Massachusetts limited partnership, of which the reporting persons James
      E. Brooks, Mark S. Thompson and Eggert Dagbjartsson are the general partners.

CUSIP No.  Not Applicable

      10 Units are held by Equity Resource Bay Fund Limited Partnership, a Massachusetts limited partnership, of which the reporting persons James E. Books, Eggert Dagbjartsson and Mark S. Thompson are the general partners.

      25 Units are held by Equity Resource Fund XV Limited Partnership, a Massachusetts limited partnership, of which the reporting persons Equity Resources Group, Incorporated and Mark S. Thompson are the general partners.

      25 Units are held by Equity Resource Fund XVI Limited Partnership, a Massachusetts limited partnership, of which the reporting persons Equity Resources Group, Incorporated and Mark S. Thompson are the general partners.

      2,051 Units are held by Equity Resource Fund XVII Limited Partnership, a Massachusetts limited partnership, of which the reporting persons Equity Resources Group, Incorporated and Eggert Dagbjartsson are the general partners.

      See Item 2 below for other required information.

12.   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
      (SEE INSTRUCTIONS)                                               (  )

13. PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) .1% are held by Equity Resource Cambridge Fund Limited Partnership, a Massachusetts limited partnership, of which the reporting persons Equity Resources Group, Incorporated, James E. Books, Eggert Dagbjartsson and Mark S. Thompson are the general partners.

      .1% are held by Equity Resource Bay Fund Limited Partnership, a Massachusetts limited partnership, of which the reporting persons James E. Books, Eggert Dagbjartsson and Mark S. Thompson are the general partners.

      1.4% are held by Equity Resource Brattle Fund Limited Partnership, a Massachusetts limited partnership, of which the reporting persons James E. Brooks, Mark S. Thompson and Eggert Dagbjartsson are the general partners.

      .1% are held by Equity Resource Fund XV Limited Partnership, a Massachusetts limited partnership, of which the reporting persons Equity Resources Group, Incorporated and Mark S. Thompson are the general partners.

      .1% are held by Equity Resource Fund XVI Limited Partnership, a Massachusetts limited partnership, of which the reporting persons Equity Resources Group, Incorporated and Mark S. Thompson are the general partners.

      4.6% are held by Equity Resource Fund XVII Limited Partnership, a Massachusetts limited partnership, of which the reporting persons Equity Resources Group, Incorporated and Eggert Dagbjartsson are the general partners

      See Item 2 below for other required information.

14.   TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
      Equity Resources Group, Incorporated                  CO
      Equity Resource Cambridge Fund Limited Partnership PN Equity Resource Brattle Fund Limited Partnership PN
      Equity Resource Bay Fund Limited Partnership          PN
      Equity Resource Fund XV Limited Partnership           PN
      Equity Resource Fund XVI Limited Partnership          PN
      Equity Resource Fund XVII Limited Partnership         PN
      James E. Brooks                                       IN
      Mark S. Thompson:                                     IN
      Eggert Dagbjartsson:                                  IN

Item 1. Security and Issuer

     This statement relates to certain limited partnership units (the "Units") of Angeles Partners XII, a California limited partnership with its principal executive office at One Insignia Financial Plaza, P.O. Box 1089, Greenville, SC 29602.

Item 2. Identity and Background.

      (a) The names of the persons filing this statement are Equity Resource Cambridge Fund Limited Partnership, Equity Resource Brattle Fund Limited Partnership, Equity Resource Bay Fund Limited Partnership, Equity Resource Fund XV Limited Partnership, Equity Resource Fund XVI Limited Partnership, Equity Resource Fund XVII Limited Partnership (the "Limited Partnerships"), Equity Resources Group, Incorporated, a Massachusetts corporation, James E. Brooks, Mark S. Thompson, and Eggert Dagbjartsson, respectively (collectively, the "Reporting Persons"). Equity Resources Group, Incorporated, James E. Brooks, Mark S. Thompson and Eggert Dagbjartsson are the general partners of Equity Resource Cambridge Fund Limited Partnership and Equity Resource Bay Fund Limited Partnership. Equity Resources Group, Incorporated and Mark S. Thompson are the general partners of Equity Resource Fund XV Limited Partnership and Equity Resource Fund XVI Limited Partnership. Equity Resources Group, Incorporated and Eggert Dagbjartsson are the general partners of Equity Resource Fund XVII Limited Partnership. James E. Brooks, Mark S. Thompson and Eggert Dagbjartsson are the general partners of Equity Resource Brattle Fund Limited Partnership. This statement on Schedule 13D is filed on behalf of all such reporting persons. The executive officers and directors of Equity Resources Group, Incorporated are James E. Brooks, Chairman of the Board of

Directors and Director, Mark S. Thompson, President and Director, and Eggert Dagbjartsson, Executive Vice President and Director.

      (b) The business address of each of the Reporting Persons, respectively, is 14 Story Street, Cambridge, Massachusetts 02138.

      (c) Each of the Limited Partnerships is a Massachusetts limited partnership formed to acquire and hold interests in other limited partnerships involved in all facets of the real estate business as long-term investments with a view to long-term appreciation and not to resale. Mr. Brooks' principal occupation is Chairman of the Board of Directors of Equity Resources Group, Incorporated. Mr. Thompson's principal occupation is President of Equity Resources Group, Incorporated. Mr. Dagbjartsson's principal occupation is Executive Vice President of Equity Resources Group, Incorporated.

      (d) During the past five years, none of the Reporting Persons, respectively, has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

      (e) During the past five years, none of the Reporting Persons, respectively, has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which such person was subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

      (f) Each of the Limited Partnerships are Massachusetts Limited partnerships. Mark S. Thompson, James E. Brooks, and Eggert Dagbjartsson are citizens of the United States. Equity Resources Group, Incorporated is a Massachusetts corporation.

Item 3. Source and Amount of Funds or Other Consideration.

      Equity Resource Cambridge Fund Limited Partnership, Equity Resource Bay Fund Limited Partnership, Equity Resource Brattle Fund Limited Partnership, Equity Resource Fund XV Limited Partnership, Equity Resource Fund XVI Limited Partnership, and Equity Resource Fund XVII Limited Partnership, respectively, purchased the Units hereby reported for an aggregate of $344,875 cash. The source of such funds was the working capital of these respective limited partnerships.

Item 4. Purpose of Transaction.

      Equity Resource Cambridge Fund Limited Partnership, Equity Resource Bay Fund Limited Partnership, Equity Resource Brattle Fund Limited Partnership, Equity Resource Fund XV Limited Partnership, Equity Resource Fund XVI Limited Partnership, and Equity Resource Fund XVII Limited Partnership, respectively, acquired the Units for investment purposes and none of such limited partnerships, or any of the reporting persons has any present plans or proposals that relate to or would result in any of the actions described in
Item 4(a)-(j) of the instructions to Schedule 13D.

Item 5. Interest in Securities of the Issuer.

      (a) Equity Resources Group, Incorporated, James E. Brooks, Mark S. Thompson and Eggert Dagbjartsson, in their capacities as general partners of each of Equity Resource Cambridge Fund Limited Partnership, Equity Resource General Fund Limited Partnership, Equity Resource Fund XV Limited Partnership, Equity Resource Fund XVI Limited Partnership, and Equity Resource Fund XVII Limited Partnership, respectively, beneficially own an aggregate of 2,759 Units, representing 6.2% of the Units presently outstanding (the percentages reported in Item 13 do not cumulate to 6.2% because of rounding done pursuant to the instructions to Schedule 13D).

      (b) Equity Resources Group, Incorporated, James E. Brooks, Mark S. Thompson and Eggert Dagbjartsson, in their capacities as general partners of each of Equity Resource Cambridge Fund Limited Partnership, Equity Resource Bay Fund Limited Partnership, Equity Resource Brattle Fund Limited Partnership, Equity Resource Fund XV Limited Partnership, Equity Resource Fund XVI Limited Partnership, and Equity Resource Fund XVII Limited Partnership, respectively, share the power to vote or direct the vote and to dispose of or direct the disposition of all of the 2,759 Units referred to in Item 5(a). See Item 2 above for other required information.

      (c)  Not applicable.

      (d)  Not applicable.

      (e)  Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect
           to Securities of the Issuer.

           None.

Item 7. Material to be Filed as Exhibits.

           Exhibit 7.1 Agreement dated as of April 1, 1997, between each of the Reporting Persons with respect to the filing of this statement on Schedule 13D.

                                   SIGNATURES

      After reasonable inquiry and to the best of my knowledge and belief, each of the undersigned certifies that the information set forth in this Statement is true, complete, and correct.


           April 1, 1997            April 1, 1997
              (Date)                         (Date)

EQUITY RESOURCES GROUP,
INCORPORATED


By: /s/ Eggert Dagbjartsson           /s/ James E. Brooks
    ------------------------          ---------------------------
    Eggert Dagbjartsson               James E. Brooks, individually
    Executive Vice President

EQUITY RESOURCE CAMBRIDGE FUND
LIMITED PARTNERSHIP

By: EQUITY RESOURCES GROUP,
    INCORPORATED, as general partner

    By: /s/ Eggert Dagbjartsson       /s/ Mark S. Thompson
        ------------------------      ---------------------------
        Eggert Dagbjartsson           Mark S. Thompson, individually
        Executive Vice President

EQUITY RESOURCE BAY FUND LIMITED
PARTNERSHIP

By: EQUITY RESOURCES GROUP,
    INCORPORATED, as general partner


    By: /s/ Eggert Dagbjartsson       /s/ James E. Brooks
        ------------------------      ----------------------------
        Eggert Dagbjartsson           Eggert Dagbjartsson, individually
        President

EQUITY RESOURCE BRATTLE FUND
LIMITED PARTNERSHIP


By: /s/ Eggert Dagbjartsson
    ------------------------
    Eggert Dagbjartsson, as general partner

EQUITY RESOURCE FUND XV LIMITED
PARTNERSHIP

By: EQUITY RESOURCES GROUP,
    INCORPORATED, as general partner

    By: /s/ Eggert Dagbjartsson
        ------------------------
        Eggert Dagbjartsson
        Executive Vice President

EQUITY RESOURCE FUND XVI LIMITED
PARTNERSHIP

By: EQUITY RESOURCES GROUP,
    INCORPORATED, as general partner

    By: /s/ Eggert Dagbjartsson
        ------------------------
        Eggert Dagbjartsson
        Executive Vie President

EQUITY RESOURCE FUND XVII LIMITED
PARTNERSHIP

By: EQUITY RESOURCES GROUP,
    INCORPORATED, as general partner

    By: /s/ Eggert Dagbjartsson
        ------------------------
        Eggert Dagbjartsson
        Executive Vice President

                                                                    EXHIBIT 7.1
                                   AGREEMENT


      This Agreement dated as of April 1, 1997, is by and among Equity Resources Group, Incorporated, a Massachusetts corporation, James E. Brooks, Mark S. Thompson, Eggert Dagbjartsson, each an individual, and each of the Limited Partnerships listed on the signature pages hereto (the "Limited Partnerships").

      Each of the Limited Partnerships may be required to file with the United States Securities and Exchange Commission a statement on Schedule 13D with respect to an aggregate of 2,759 units (the "Units") of limited partnership interest in Angeles Partners XII Limited Partnership, a California limited partnership, held by Equity Resource Cambridge Fund Limited Partnership, Equity Resource Bay Fund Limited Partnership, Equity Resource Brattle Fund Limited Partnership, Equity Resource Fund XV Limited Partnership, Equity Resource Fund XVI Limited Partnership, and Equity Resource Fund XVII Limited Partnership, respectively, Equity Resources Group, Incorporated, James
E. Brooks, Mark S. Thompson and Eggert Dagbjartsson may be required to file by reason of their being the general partners of each of Equity Resource Cambridge Fund Limited Partnership, Equity Resource Bay Fund Limited Partnership, Equity Resource Brattle Fund Limited Partnership, Equity Resource Fund XV Limited Partnership, Equity Resource Fund XVI Limited Partnership, and Equity Resource Fund XVII Limited Partnership, as the case may be.

      Pursuant to Rule 13(d)(1) promulgated under the Securities Exchange Act of 1934, as amended, the parties hereby agree to file a single statement on
Schedule 13D on behalf of each of the parties, and hereby further agree to file this Agreement as an exhibit to such statement, as required by such rule.

      Executed and delivered as of the date first above written.


EQUITY RESOURCES GROUP,
INCORPORATED


By: /s/ Eggert Dagbjartsson               /s/ James E. Brooks
   -------------------------              --------------------
   Eggert Dagbjartsson                    James E. Brooks, individually
   Executive Vice President

EQUITY RESOURCE CAMBRIDGE FUND
LIMITED PARTNERSHIP

By: EQUITY RESOURCES GROUP,
    INCORPORATED, as general partner


    By:/s/ Eggert Dagbjartsson            /s/ Mark S. Thompson
       -----------------------            ---------------------
       Eggert Dagbjartsson                Mark S. Thompson, individually
       Executive Vice President

EQUITY RESOURCE BAY FUND LIMITED
PARTNERSHIP

By: EQUITY RESOURCES GROUP,
    INCORPORATED, as general partner



    By:/s/ Eggert Dagbjartsson            /s/ Eggert Dagbjartsson
       ------------------------           ------------------------
       Eggert Dagbjartsson                Eggert Dagbjartsson, individually
       Executive Vice President

EQUITY RESOURCE BRATTLE FUND
LIMITED PARTNERSHIP


By: /s/ Eggert Dagbjartsson
    ------------------------
   Eggert Dagbjartsson, as general partner

EQUITY RESOURCE FUND XV LIMITED
PARTNERSHIP

By: EQUITY RESOURCES GROUP,
    INCORPORATED, as general partner

    By:/s/ Eggert Dagbjartsson
       ------------------------
       Eggert Dagbjartsson
       Executive Vice President

EQUITY RESOURCE FUND XVI LIMITED
PARTNERSHIP

By: EQUITY RESOURCES GROUP,
    INCORPORATED, as general partner

    By:/s/ Eggert Dagbjartsson
       ------------------------
       Eggert Dagbjartsson
       Executive Vice President

EQUITY RESOURCE FUND XVII LIMITED
PARTNERSHIP

By: EQUITY RESOURCES GROUP,
    INCORPORATED, as general partner

    By:/s/ Eggert Dagbjartsson
       ------------------------
       Eggert Dagbjartsson
       Executive Vice President